Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

						Nine Months
						Ended
	Years Ended December 31,					September 30,
(unaudited)	2003	2004	2005	2006	2007	2008
	}
Earnings:
Income from continuing operations before income taxes	$5,735	$20,916	$71,581	$153,572	$140,499	$103,561

Fixed Charges	5,234	9,714	13,065	17,466	27,416	20,117

Earnings	$10,969	$30,630	$84,646	$171,038	$167,915	$123,678

Fixed Charges:
Interest Expense	$5,234	$9,714	$13,065	$17,466	$27,416	$20,117

Ratio of earnings to fixed charges	2.1	3.2	6.5	9.8	6.1	6.1